UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Management, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 368,646
	8	Shared voting power 1,525,919
	9	Sole dispositive power 368,646
	10	Shared dispositive power 1,525,919
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person IA, PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners (QP), L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,369,436
	8	Shared voting power 0
	9	Sole dispositive power 1,369,436
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,369,436
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.6%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons Becker Drapkin Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 156,483
	8	Shared voting power 0
	9	Sole dispositive power 156,483
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 156,483
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%
14	Type of reporting person PN

CUSIP No. 35952W103

1	Name of reporting persons BC Advisors, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person IA, OO

CUSIP No. 35952W103

1	Name of reporting persons Steven R. Becker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person IN

CUSIP No. 35952W103

1	Name of reporting persons Matthew A. Drapkin
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,894,565
	9	Sole dispositive power 0
	10	Shared dispositive power 1,894,565
11	Aggregate amount beneficially owned by each reporting person 1,894,565
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%
14	Type of reporting person IN

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2014 (the “Original Schedule 13D”), Amendment No. 1 thereto, filed with the SEC on August 26, 2014, Amendment No. 2 thereto, filed with the SEC on September 18, 2014, and Amendment No. 3 thereto, filed with the SEC on October 30, 2014, with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On September 1, 2015, Becker Drapkin Management, L.P. (“BD Management”), Becker Drapkin Partners (QP), L.P. (“Becker Drapkin QP”), Becker Drapkin Partners, L.P. (“Becker Drapkin, L.P.”), and Steven R. Becker (“Mr. Becker” and, together with BD Management, Becker Drapkin QP, and Becker Drapkin, L.P., the “Voting Agreement Parties”) entered into an agreement (the “Voting Agreement”) with Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), with respect to the voting of the securities of the Issuer held by the Voting Agreement Parties in relation an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Parent and Whitehorse Merger Sub Inc. (“Merger Sub”).

The following is a brief description of certain terms of the Voting Agreement, such description being qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 5 hereto and incorporated by reference herein.

Under the terms of the Voting Agreement, the Voting Agreement Parties agreed that prior to the termination of the Voting Agreement, at any meeting of the stockholders of the Issuer, however called, in any action by written consent of the stockholders of the Issuer or in any other circumstances upon which the Voting Agreement Parties’ vote, consent or other approval is sought, the Voting Agreement Parties shall vote their shares of Common Stock (i) in favor of adoption of the Merger Agreement, (ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Issuer’s obligations under certain sections of the Merger Agreement not being satisfied, (iii) against certain other proposals described in the Voting Agreement, and (iv) against any amendments to the Issuer’s charter or bylaws that would reasonably be expected to prevent or materially delay the consummation of the closing of the merger pursuant to the Merger Agreement. Furthermore, the Voting Agreement granted Parent and its designees an irrevocable proxy to vote the Voting Agreement Parties’ shares as described above if and only if the Voting Agreement Parties (i) fail to vote or (ii) attempt to vote in a manner not as described above. The Voting Agreement does not, and nothing in the Voting Agreement shall be deemed to, govern, limit or relate to any actions, omissions to act or votes taken or not taken by Mr. Becker in his capacity as a member of the Issuer’s Board of Directors. Furthermore, notwithstanding anything to the contrary in the Voting Agreement, the Voting Agreement Parties shall be entitled to participate with the with the Issuer and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any person, or any preparations therefor, in each case in connection with certain other or superior proposals with respect to the Issuer.

The Voting Agreement shall automatically terminate at the first to occur of the effective time pursuant to the Merger Agreement, the termination of the Merger Agreement or any change to the terms of the Merger Agreement without the prior written consent of the Voting Agreement Parties that negatively affects the amount or changes the form of consideration payable in the merger pursuant to the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,894,565 shares of Common Stock. Based upon a total of 18,093,562 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015, the Reporting Persons’ shares represent approximately 10.471% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,369,436 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 7.569% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 156,483 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.865% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims the beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 368,646 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 2.037% of the outstanding shares of Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BC Advisors, LLC (“BCA”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Persons owns any shares of Common Stock other than those set forth in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On September 1, 2015, Parent and certain of the Reporting Persons entered into the Voting Agreement with respect to securities of the Issuer, the terms of which are described in Item 4 of this Schedule 13D and which is attached as Exhibit 5 hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 5	Voting Agreement, dated September 1, 2015, by and among Westport Innovations Inc., Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., and Steven R. Becker

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2015

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact